SCHEDULE 13DA

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/9/05


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

72,200

8. SHARED VOTING POWER
6,000

9. SOLE DISPOSITIVE POWER

324,200_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

324,200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.5%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

96,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

96,400__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
96,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.52%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes amendment No.4 to the Schedule 13D filed on October 29, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
Item 4. The reporting persons have sent the attached letter
(Exhibit 1) to the Issuer.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on August 12, 2005 there were 3,811,898 shares outstanding as of July 31, 2005. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 324,200 shares of HCT or 8.5% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 96,400 shares of HCT or 2.52% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 324,200 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 72,200 shares and jointly for 6,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 96,400 shares.

c. During the last sixty days the following shares of common stock were purchased (unless already disclosed)(there were no sales):

Andrew Dakos
9/9/05         3000 @ 26.55
8/4/05         13500 @ 27.18
8/3/05         2900 @ 26.19

Phillip Goldstein
9/9/05         2000 @ 26.5
9/9/05         36500 @ 26.5035
9/8/05         23800 @ 26.4742


d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/12/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1.
Letter to Board Members
 Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
                              10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   September 9, 2005

Curtis A. Sampson
Ronald J. Bach
James O. Ericson
Luella Gross Goldberg
Paul N. Hanson
Paul A. Hoff
Gerald D. Pint
Wayne E. Sampson
Steven H. Sjogren
Hector Communications Corporation
211 South Main St
Hector, MN 55342

Dear Board Members:

Opportunity Partners L.P. is a member of a group of investors that owns approximately 10% of the outstanding common stock of Hector Communications. We were pleased that Legg Mason Wood Walker, Inc. has been assigned to assess strategic options available to Hector. However, we believe the assignment is taking longer than necessary.

We are confident that Hector's intrinsic value is significantly higher than its stock price. Therefore, we hereby propose to acquire all outstanding shares of Hector for $30.25 per share in cash, subject only to due diligence and satisfaction of customary conditions. This offer is not subject to financing and would be fully funded by cash on hand and existing lines of credit. In addition, if due diligence leads us to conclude that a higher price is justified, we would consider increasing our offer.

We ask that you support our offer in view the significant benefit that it will provide to all shareholders. Please contact us by September 23, 2005 to schedule a due diligence review.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
          Kimball & Winthrop, Inc.
                              General Partner